UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  AUGUST 17, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL AND US NAVY SIGN AGREEMENT TO TEST ADVAC(R)-BASED VACCINE
AGAINST ANTHRAX AND PLAGUE



LEIDEN, THE NETHERLANDS, AUGUST 17, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) announced today that it has signed a Cooperative Research and Development Agreement (CRADA) with the Naval Medical Research Center of the US Navy to construct AdVac(R)-based vaccines against anthrax and plague and test them in non-human primates.

Like Ebola and Marburg, anthrax and plague are among the so-called 'Category A' agents, which are considered by the Centers for Disease Control and Prevention
(CDC) and the World Health Organization (WHO) to pose a significant risk in the event of use as bioterrorist agents. Category A agents can be easily disseminated or transmitted from person-to-person, result in high rates of mortality, may cause public panic and require special action for public health preparedness.

Crucell is already in the course of developing an Ebola vaccine with the Vaccine Research Center (VRC) of the US National Institutes of Health and the US Army Medical Research Institute for Infectious Diseases (USAMRIID), utilizing adenovirus vector technology and PER.C6(R) production technology. The same technology will be used for the collaboration with the US Navy on anthrax and plague. Under the terms of the CRADA, Crucell has obtained an option on exclusive commercialization rights to any vaccine that could result from the collaboration.

"This program builds directly on our experience with the AdVac(R) and PER.C6(R) technologies utilized in the HIV programs with Merck, IAVI and Harvard, our malaria program with NIH and the US Army and the TB program with Aeras," said Crucell's Chief Scientific Officer, Dr Jaap Goudsmit. "The primate studies are modeled after the Ebola studies we have conducted with the VRC and USAMRIID. We are very proud that AdVac(R) technology is gaining wider acceptance as a system for population-wide vaccination in the area of biodefense."

ABOUT CRUCELL
Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

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For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     AUGUST 17, 2005                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer